ALTAI RESOURCES INC.

NEWS RELEASE

TSX VENTURE: ATI - IN U.S.A.:SEC. RULE 12g3-2(b) FILE # 82-2950

Date: October 8, 2009

ALTAI UPDATES ON ITS UTICA GAS PROJECT, QUEBEC

Altai Resources Inc. (ATI, TSX VENTURE; US Sec. Rule 12g3-2(b) File # 82-2950) ("Altai" and the "Company") is pleased to announce that the Quebec Ministry of Natural Resources has granted the Company new oil and gas permits covering all of its 100% owned permits in the St. Lawrence Lowlands, Quebec. The new permits were issued in July 2009 and are valid for a period of ten years subject to statutory work and payment of rent in accordance with the Mining Act (Quebec) which regulates oil and gas permits.

The Company has signed a contract to carry out seismic surveys aggregating to 40 kilometers. Most of the surveys (31 kms) will be carried out in the southern half of this property of 282,544 acres (which does not include the permit of 32,840 acres owned by Talisman where Altai has a 15% gross royalty). The remainder of the surveys will be in the northern half of the property, west of the city of Trois-Rivieres.

The surveys are aimed at extending the mapping of the gas-bearing shales and siltstone formations of Lorraine, Utica and conventional gas targets of Trenton, Black River, Chazy Beekmantown and Potsdam formations, all of Ordovician age, in this property. Surveys in the southern half of the property also aim to better define the trace of Yamaska Fault in this area. Formations are down-faulted to the east of the fault, hence gas bearing formations are deeper.

Work done to date in this emerging gas play indicates that there is extractable gas in commercial amount in this play, estimated by others at tens of trillions of cubic feet. What remains to be determined is the economics of the play. Altai expects that economic parameters of this play will be established over the next three years and such parameters are expected to be very positive. The St. Lawrence Lowlands are in the industrial heartland of Quebec, a major consumer market for natural gas with infrastructure in place and are close to northeastern USA. Hence the gas has a price advantage. In addition, Quebec is one of the best jurisdictions in the world for resource development.

With increasing knowledge of this play which will soon transit from speculative to proven, as did the nearby Marcellus Shale play (New York and Pennsylvania), lands in this play will gain recognition and value.

ALTAI RESOURCES INC. IS A RESOURCE COMPANY WITH A PORTFOLIO OF OIL AND GAS (IN THE ST. LAWRENCE LOWLANDS, QUEBEC), GOLD, NICKEL AND SULPHUR PROPERTIES IN CANADA AND THE PHILIPPINES.

We Seek Safe Harbour.

For further information, please contact
Niyazi Kacira, President and **Maria Au, Secretary-Treasurer**
Tel: (416) 383-1328 Fax: (416) 383-1686
Email: info@altairesources.com Internet: http://www.altairesources.com